EXHIBIT 21.2

LIST OF SUBSIDIARIES OF CYBERONICS, INC.

Entity	Owner
Cyberonics Holdings LLC (Delaware)	Cyberonics, Inc.
CYBX Netherlands C.V. (The Netherlands)	Cyberonics, Inc. Cyberonics Holdings LLC
Cyberonics Spain S.L. (Spain)	CYBX Netherlands C.V.
Cyberonics Europe B.V./B.A. (Belgium)	Cyberonics Spain S.L. Cyberonics Latam S.R.L.
Cyberonics France SARL (France)	Cyberonics Europe B.V./B.A.
Cyberonics Latam S.R.L. (Costa Rica)	Cyberonics Spain S.L.